Exhibit 99.1

Satellogic Provides Business Update

Asset Monitoring Revenue Grew at a 35% CAGR Year-to-Date through October with Constellation-as-a-Service (CaaS) Business Gaining Momentum Following a Multi-Million-Dollar Agreement Awarded from the Republic of Albania

Fully Funded, Debt-free 2023 Business Plan with Expectation of Reaching Adjusted EBITDA Breakeven in 2024

$124 million in Cash at 1H 2022; Expected to be $78 - $82 million at End of 2022

Established New ‘Space Systems’ Business Line to Sell Satellites Directly to Select Customers, with Unmatched Build-to-Launch Cycles of Less than 8 months

Largest High Resolution Commercial Capture Capability (6.2MM sq km daily) in the World; Expanded Fleet to 26 Satellites in 2022

Full Financial Results for 1H 2022 to be Issued Prior to Year End

Management to Host Conference Call Today at 4:30 p.m. ET

New York, NY — December 15, 2022 — Satellogic Inc. (NASDAQ: SATL), a leader in sub-meter resolution Earth Observation (“EO”) data collection, today provided a business update.

“In the first half of 2022, Satellogic took the most significant steps in our history towards realising our mission, beginning to fully commercialize low Earth Observation”, said Satellogic CEO, Emiliano Kargieman. “We began the year with the milestone achievement of a successful public listing of our ordinary shares on the Nasdaq. Today, we are currently operating 26 satellites in orbit, the largest commercial fleet of sub-meter resolution satellites in the world with the largest daily data collection capacity.

“Our customers are using our imagery and derived data every day to monitor points of interest around the world. Our Asset Monitoring revenue has grown at a 35% CAGR year-to-date through October. Our Constellation-as-a-Service (CaaS) business has recently gained momentum with a three-year agreement awarded from the Republic of Albania to access a dedicated satellite constellation.

“We have also established a new business line, Space Systems (satellite sales), that will allow us to sell our satellites directly to select customers where satellite ownership is important. Our fast build-to-launch cycles allow us to go from a signed contract to a satellite delivered in orbit in less than 8 months, a first in this industry.

“Along with continued financial and operational momentum, we expect to continue to build and launch satellites at a fast pace towards our vision of remapping the Earth. With 26 satellites now in orbit, we expect to launch up to 21 satellites in 2023 to give us the capability of remapping the Earth every two weeks by the end of 2023.

“Looking ahead we are highly focused on driving revenue growth. Considering the opportunities that we have already closed and a strong sales pipeline, including government and Defense and Intelligence customers, we believe the business fundamentals remain strong as we work towards achieving our long-term growth objectives. We expect our vertically integrated approach will continue to unlock commercial opportunities in the market. We look forward to reporting additional developments in the months to come as we strive to create long-term sustainable growth and shareholder value.

“In summary, we have the largest high resolution capture capability in orbit, the best data quality among our peers, and the lowest cost. These three pillars are designed to support our penetration of the existing Earth Observation data market and drive its expansion,” concluded Kargieman.

Rick Dunn, Satellogic CFO, commented, “We went public in late January, which allowed us to begin our life as a public company debt free and with cash proceeds totaling $168 million and we ended the first half with $124 million of cash on hand. As we wrap up 2022 and prepare for 2023, we have seen increased momentum in terms of revenue, backlog and pipeline. We expect 2023 to be much stronger considering some of the opportunities that we have already closed, coupled with the quality of opportunities reflected in our pipeline that we’re aggressively working to close. As such, our 2023 revenue is expected to be in the range of $30 - $50 million. Our 1H 2022 revenue was $2.4 million and our full year 2022 revenue is expected to be in the range of $6 - $8 million.

“Going forward, revenue will be driven by our continued growth within our existing lines of business, Asset Monitoring and Constellation-as-a-Service, together with our Space Systems line of business. We anticipate that Space Systems will contribute considerable per unit cash flow and strong gross margin. Space Systems gross margin is expected to be higher than Asset Monitoring or Constellation-as-a-Service considering our low manufacturing costs. We expect to end the year with $78 - $82 million of cash, no debt and a 2023 business plan funded by operations and existing cash on hand. Our revised business plan is designed to reach Adjusted EBITDA breakeven in 2024,” concluded Dunn.

Key First Half and Subsequent 2022 Highlights

●	As a result of the going public transaction, Satellogic added approximately $168 million to its December 31, 2021 cash balance to fund future growth and operations.
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Asset Monitoring revenue grew at a 35% CAGR Year-to-Date through October with Constellation-as-a-Service (CaaS) business gaining momentum following a multi-million-dollar agreement awarded from the Republic of Albania.

●	Fully funded, debt-free 2023 business plan with expectation of reaching Adjusted EBITDA breakeven in 2024.
●	$124 million in cash at 1H 2022; expected to be $78 - $82 million at end of 2022; debt free.
●	Established new Space Systems business line to sell satellites directly to select customers, with unmatched build-to-launch cycles of less than 8 months.
●	Expanded its fleet to 26 operational satellites; largest commercial fleet of sub-meter resolution satellites in the world with 6.2 million sq km daily capture capability.
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Initiated collaboration with Palantir Technologies Inc., a leading builder of operating systems for the modern enterprise, to leverage Palantir's Foundry platform in a number of aspects of Satellogic’s operations including business processes, rapid image product delivery, AI model training, and enterprise-wide data integration.

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Joined Ursa Space's Virtual Constellation and Partner Network, enhancing Ursa Space's Image Services platform, the world's largest one-stop shop for commercial SAR imagery comprising multiple SAR, RF, and optical vendors, and providing an additional outlet for Satellogic imagery.

●	Collaborated with Kleos Space, a space-powered radio frequency reconnaissance data-as-a-service company, to pursue government and commercial tenders.
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Collaborated with Astraea, a geospatial and AI analysis software company, to distribute critical EO data directly to the Ukrainian government, allied governments, and humanitarian organisations on the ground.

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Signed a Multiple Launch Agreement (“MLA”) with SpaceX reserving launch capacity for Satellogic’s next 68 satellites following the current MLA covering 2022 launches and confirmed that SpaceX continues to be Satellogic’s preferred vendor for rideshare missions, meeting the capacity demands of Satellogic’s constellation roadmap and providing shorter periods between satellite development and deployment.

●	Entered into a teaming agreement with Geollect, a world leading geospatial intelligence and data analysis company, to offer unrivalled maritime domain awareness capabilities.
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Initiated collaboration with Orbital Insight, the leader in geospatial intelligence, to integrate Satellogic's high-frequency, high-resolution data into Orbital Insight's platform and offer customers better access to high quality data, improve the revisit rate, and reduce the cost of running analytics.

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Initiated collaboration with KSAT to finalise and commission four dedicated antennas at the Troll Ground Station and Svalbard Ground Station to help reduce latency and increase overall download capacity for Satellogic’s constellation in support of its mission to deliver high-frequency, high-resolution EO data.

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Initiated collaboration with Amazon Web Services to host Satellogic’s live Earth catalogue, virtualizing compute capacity to analyse data at scale, apply machine learning to locate features to track changes over time, and provide alerts to end users when insights are discovered, resulting in enhanced customer experiences, decreased data processing times, and optimising costs.

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Teamed up with UP42, a geospatial developer platform and marketplace enabling direct access to Satellogic’s satellite tasking high-resolution imagery via the UP42 API-based platform to offer rapid monitoring capabilities.

●	Initiated collaboration with SkyFi to integrate Satellogic's cloud-based imagery production line with the SkyFi App to provide users with an end-to-end imagery experience.
●	Entered into a teaming agreement with Mayday.ai, a German-based provider of real-time risk and disaster intelligence, to improve and democratise data intelligence for risk and disaster management.
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Initiated collaboration with Nova Systems to provide EO data for its operations in Australia, giving Australian industry and government clients greater access to high-resolution satellite imagery and geospatial intelligence.

●	Enhanced operations in the Australian market to strengthen regional customer relationships and provide local support for a growing APAC space economy.
●	Earned industry-leading results in the United States Geological Survey assessment of Satellogic's NewSat multispectral sensor compared to its main competitors.
●	Won gold medal for best multispectral imaging, silver medal for best hyperspectral imaging, and bronze medal for EO persistence, in the NGA Imagery Olympics.
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Selected as a Finalist by the European Association of Remote Sensing Companies for its “Company Award 2022”, recognizing a significant contribution to the development of the EO Services sector in Europe in the current year.

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Signed an exclusive agreement to monitor all subnational protected areas on the planet through the new GREEN+ Jurisdictional Programme, collecting high-resolution satellite imagery over all the Earth's forests until 2025.

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Executed a three-year agreement with the Government of Albania to develop a dedicated satellite constellation with a Constellation-as-a-Service model to accelerate Albania’s participation in the New Space Economy and provide unprecedented, country-wide situational awareness.

●	Completed a ~5% investment in Officina Stellare, a leader in the design and production of optomechanical instrumentation, driving strategic focus on vertical integration.

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Promoted Matt Tirman to Chief Commercial Officer, Ignacio Zuleta joined as the new VP of Product Imagery Platform, and Sebastien Prioris added as VP of Product Platform Applications, further closing the gap between space innovation and scalable customer solutions.

●	Appointed Matthew Brannen as VP of Legal to add compliance and regulatory leadership and support rapid growth into new markets and industries.
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Presented at multitude of industry conferences including GEOINT 2022 Symposium, Geospatial World Forum 2022, The IAF Global Conference on Space for Emerging Countries (GLEC 2022), Locate 2022, World Satellite Business Week – 25th Anniversary, 73rd International Astronautical Congress, IISS Manama Dialogue, Amazon Web Services re:Invent 2022, Berlin Security Conference, USGIF GEOGala, and Reagan National Defense Forum.

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Presented at multitude of investor conferences including Deutsche Bank 30th Annual Media, Internet & Telecom Conference, Bank of America Space, Transportation, Aviation, and Autos Research Summit (STAARS), 17th Annual Needham Technology & Media Conference, Morgan Stanley European Space Summit, Baird 2022 Global Consumer, Technology & Services Conference, LD Micro Invitational XII, Jefferies Industrials Conference, and Deutsche Bank Global Space Summit.

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In connection with the closing of the business combination Satellogic’s Board of Directors was expanded. The current Board includes Steven T. Mnuchin, former Secretary of the Treasury and Founder and Managing Partner of Liberty Strategic Capital; Howard Lutnick, Chairman and Chief Executive Officer of Cantor Fitzgerald; Joseph F. Dunford Jr., Liberty Strategic Capital’s Senior Managing Director and former Chairman of the Joint Chiefs of Staff; Tom Killalea, a 25-year global technology executive and advisor; Marcos Galperin, Co-Founder, Chairman and Chief Executive Officer at MercadoLibre; Bradley Halverson, Former Group President and Chief Financial Officer at Caterpillar; Ted Wang, Partner at Cowboy Ventures; and Emiliano Kargieman, Founder and Chief Executive Officer of Satellogic.

Business Update Conference Call

Satellogic CEO and Co-Founder Emiliano Kargieman, CFO Rick Dunn, and CCO Matt Tirman will host the conference call, followed by a question-and-answer session. The conference call will be accompanied by a presentation, which can be viewed during the webcast or accessed via the investor relations section of Satellogic’s website here.

To access the call, please use the following information:

Date:	Thursday, December 15, 2022

Time:	4:30 p.m. Eastern Time, 1:30 p.m. Pacific Time

Toll-free dial-in number:	1-877-407-3982

International dial-in number:	1-201-493-6780

Conference ID:	13734755

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organisation. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at https://viavid.webcasts.com/starthere.jsp?ei=1586892&tp_key=b9bc10b1e6 and via the investor relations section of the company's website here.

A replay of the webcast will be available after 7:30 p.m. Eastern Time on December 15, 2022 through January 15, 2023.

Toll-free replay number:	1-844-512-2921

International replay number:	1-412-317-6671

Replay ID:	13734755

Use of Non-GAAP Financial Measures and Other Financial Information

Historically our consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Beginning with our consolidated financial statements for the six months ended June 30, 2022, which we expect to file with the Securities and Exchange Commission (“SEC”) prior to fiscal year end, we decided to prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”).

In addition, we monitor a number of financial performance and liquidity measures on a regular basis in order to track the progress of our business, including certain non-GAAP measures such as EBITDA, Adjusted EBITDA and Free Cash Flow. We define Non-GAAP EBITDA as net income excluding interest, income taxes, depreciation and amortization. We define Non-GAAP Adjusted EBITDA as Non-GAAP EBITDA as further adjusted for merger-related transaction costs, other financial income (which consists of foreign currency exchange gains and losses), changes in the fair value of embedded derivative instruments and share- based compensation. We define Non-GAAP Free Cash Flow as net cash provided by (used in) operating activities less payments for capital expenditures. We believe these measures provide analysts, investors and management with helpful information regarding the underlying operating performance of our business, as they remove the impact of items that we believe are not reflective of our underlying operating performance. The non-GAAP measures are used by us to evaluate our core operating performance and liquidity on a comparable basis and to make strategic decisions. The non-GAAP measures also facilitate company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures, interest taxation, depreciation, capital expenditures and other non-cash items (change in fair value of financial instruments, debt extinguishment and share-based compensation) which may vary for different companies for reasons unrelated to operating performance. However, different companies may define these terms differently and accordingly comparisons might not be accurate. EBITDA, Adjusted EBITDA and Free Cash Flow are not intended to be a substitute for any GAAP financial measure. When presented, we reconcile our historical non-GAAP measures to the most comparable GAAP measures. We do not provide forward-looking guidance for certain financial measures on a GAAP basis because we are unable to predict certain items contained in the GAAP measures without unreasonable efforts. These items may include acquisition-related costs, litigation charges or settlements, impairment charges, and certain other unusual adjustments.

About Satellogic

Founded in 2010 by Emiliano Kargieman and Gerardo Richarte, Satellogic (NASDAQ: SATL) is the first vertically integrated geospatial company, driving real outcomes with planetary-scale insights. Satellogic is creating and continuously enhancing the first scalable, fully automated EO platform with the ability to remap the entire planet at both high-frequency and high-resolution, providing accessible and affordable solutions for customers.

Satellogic’s mission is to democratise access to geospatial data through its information platform of high-resolution images and analytics to help solve the world’s most pressing problems including climate change, energy supply, and food security. Using its patented Earth imaging technology, Satellogic unlocks the power of EO to deliver high-quality, planetary insights at the lowest cost in the industry.

With more than a decade of experience in space, Satellogic has proven technology and a strong track record of delivering satellites to orbit and high-resolution data to customers at the right price point.

To learn more, please visit: http://www.satellogic.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Satellogic’s current expectations and beliefs concerning future developments and their potential effects on Satellogic and include statements concerning Satellogic’s 2023 business plan, including funding needs and revenue growth, its expected 2022 financial results, including revenue and cash on hand, and its longer-term outlook, including its ability to achieve Adjusted EBITDA breakeven by 2024, as well as its strategies, Satellogic’s future opportunities, and the commercial and governmental applications for Satellogic’s technology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, including its ability to execute its 2023 business plan without raising additional capital, which will depend on, among other things, its ability to achieve its revenue goals. As a result, these forward-looking statements are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this press release. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by, an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions.

Many actual events and circumstances are beyond the control of Satellogic. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) Satellogic’s ability to execute its 2023 business plan without raising additional capital, or at all, (ii) Satellogic’s ability to scale its constellation of satellites and to do so on Satellogic’s projected timeframe and in accordance with projected costs, (iii) Satellogic’s ability to continue to meet image quality expectations, to continue to enhance the capability of its network of satellites and to continue to offer superior unit economics, (iv) Satellogic’s ability to capitalize on its current backlog and pipeline, (v) Satellogic’s ability to become or remain an industry leader, (vi) the number of commercial applications for Satellogic’s products and services, (vii) demand for Satellogic’s new Space Systems business line, and its ability to go from a signed contract to a satellite delivered in orbit in less than 8 month, (viii) Satellogic’s ability to address all commercial applications for satellite imagery, changes in the competitive and highly regulated industries in which Satellogic operates, variations in operating performance across competitors and changes in laws and regulations affecting Satellogic’s business, (ix) the ability to implement business plans, forecasts and other expectations, and to identify and realize additional opportunities, (x) the risk of downturns in the commercial launch services, satellite and spacecraft industry, (xi) the risk that Satellogic and its current and future collaborators are unable to successfully develop and commercialize Satellogic’s products or services, or experience significant delays in doing so, (xii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations, (xiii) the risk of product liability or regulatory lawsuits or proceedings relating to Satellogic’s products and services, and (xiv) the risk that Satellogic is unable to secure or protect its intellectual property. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Satellogic’s Annual Report on Form 20-F and other documents filed or to be filed by Satellogic from time to time with the Securities and Exchange Commission. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Satellogic assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Satellogic can give no assurance that it will achieve its expectations.

Contacts

Investor Relations:

MZ Group
Chris Tyson/Larry Holub
(949) 491-8235
SATL@mzgroup.us

Media Relations:

Satellogic
pr@satellogic.com